U.S Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Ms. Jessica Livingston

Re: John Marshall Bancorp, Inc.

Registration Statement on Form 10-12B

Filed March 4, 2022

File No. 001-41315

Dear Ms. Livingston,

This letter is the response of John Marshall Bancorp, Inc. (the “Company”) to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter dated March 24, 2022 concerning the Company’s Registration Statement on Form 10-12B (File No. 001-41315) that was filed on March 4, 2022.

We are concurrently filing Amendment No. 1 to our Registration Statement on Form 10-12B (“Amendment No. 1”), which incorporates revisions in response to the Staff’s comments.

To assist the Staff’s review, we have included the text of the Staff’s comments below in bold type followed in each case by our response.

Lending Services, page 7

1.	Please add balancing disclosure to briefly state the most significant risks to your lending activities, including without limitation, the lack of seasoning of your loans, the higher credit risk of your lending focus, and that a significant percentage of your loans are attributable to a relatively small number of borrowers.

Response: In response to the Staff’s comment, the requested disclosure is included on page 7 of Amendment No. 1.

2.	Please cross reference your tabular presentation of the Company’s composition of loans on page 51.

Response: In response to the Staff’s comment, a cross reference to the Loan Portfolio section of Item 2, which contains the Company’s composition of loans, is included on page 7 of Amendment No. 1.

Deposit Activities, page 10

3.	Please balance the discussion of your strengths on page 6 with disclosure here regarding the significant concentrations in your deposit portfolio or provide a cross reference to that risk factor.

Response: In response to the Staff’s comment, a cross reference to the risk factor regarding the concentrations in the Company’s deposit portfolio is included on page 10 of Amendment No. 1.

Dividends, page 75

4.	We refer to your March 16, 2022 press release that the Board of Directors declared a one-time, special cash dividend of $0.20 per outstanding share of common stock. Please update your disclosure to include this dividend and reconcile disclosure on page 38 that the “board of directors currently intends to retain earnings for the purpose of capitalizing future growth” or advise.

Response: In response to the Staff’s comment, Item 9 on page 75 of Amendment No. 1 has been updated to disclose the Company’s one-time, special cash dividend declared in March 2022. In addition, the risk factor summary and risk factor related to cash dividends on pages 22 and 38 of Amendment No. 1, respectively, have been deleted.

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If you have any questions concerning this letter or would like any further information, please do not hesitate to call me at (703) 289-5922.

Sincerely,

/s/ Kent D. Carstater

Kent D. Carstater

Chief Financial Officer

cc: Scott H. Richter, Esq.